THREADSTONE CAPITAL, LLC
(FKA THREADSTONE ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

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SEC FILE NUMBER
8-68915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THREADSTONE CAPITAL LLC (FKA THREADSTONE ADVISORS, LLC)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 MADISON AVENUE, 18TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GENNARO J. FULVIO	(212) 490-3113	JFULVIO@FULVIOLLP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAPHAEL GOLDBERG NIKPOUR COHEN & SULLIVAN - CERTIFIED PUBLIC ACCOUNTANTS PLLC
(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BOULEVARD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __WILLIAM SUSMAN__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __THREADSTONE CAPITAL LLC (FKA THREADSTONE ADVISORS, LLC)__ as of __DECEMBER 31__, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

Notary Public

Signature:

Title: __PRESIDENT__

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Threadstone Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Threadstone Capital LLC (the "Company") (a limited liability company), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Threadstone Capital LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Threadstone Capital LLC's auditors since 2014.

Woodbury, New York
February 28, 2023

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

THREADSTONE CAPITAL, LLC
(FKA THREADSTONE ADVISORS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	236,713
Accounts receivable		15,591
Due from affiliate		1,519,746
Prepaid expense		11,920
Furniture and equipment (net of accumulated depreciation $20,690)		9,272
TOTAL ASSETS	$	1,793,342

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	58,764
TOTAL LIABILITIES		58,764
Members' equity		1,734,478
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,793,342

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Threadstone Capital, LLC (fka Threadstone Advisors, LLC) (the "Company") is a wholly owned subsidiary of Susman LLC (the "Parent"). The Company was organized in July 2011 and began operating as a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") in January 2012. The principal source of the Company's income is through financial advisory services.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates. The principal source of the Company's income is through financial advisory services.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction)

or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainer and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2022 all such amounts were immaterial.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fir value in three levels, as described below.

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Income Tax Policy

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

3. CASH AND CASH EQUIVALENTS

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. RELATED PARTY TRANSACTIONS

In July 2012 the Company entered into an expense sharing agreement with its Parent which is renewed annually. Under this agreement, certain overhead costs are allocated from the Parent to the Company on a monthly basis. Included in the statement of operations for the year ended December 31, 2022, there are $1,119,439 in payroll and benefits expenses, $121,200 in office expenses, and $145,200 in rent expenses relating to this agreement.. At December 31, 2022 the amount due from the Parent, relating to this agreement, $1,519,746 is reflected as due from affiliate on the statement of financial condition.

5. PROVISION FOR INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company is liable for New York City unincorporated business tax ("UBT") on its operations.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax

authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2022 management has determined that there are no material uncertain income tax positions.

6. RULE 15c3-3 EXEMPTION

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2022. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2022.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $177,949 which was in excess of the minimum requirement of $5,000 by $172,949. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.
The company is exempt from the provisions of rule 15c3-3 of SEC since the company's activities are limited to those set forth in the conditions for exemption pursuant to section 74 of the rule.

8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2022:

		Estimated Useful Lives (in Years)
Furniture and equipment	$ 42,069	7
Computer equipment	15,914	5
	57,983	
Less: Accumulated depreciation	48,711	
Net	$ 9,272	

Depreciation for the year ended December 31, 2022 was $9,768.

9. CONCENTRATION OF CREDIT RISK

Four clients accounted for 80.52% of revenues for the current year, and the Company derived 25.72% of its revenue from one client.

10. COMPANY CONDITION

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern. The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2023, the date the financial statements were available to be released. There have been no events requiring recognition or disclosure in the financial statements.